Exhibit 99(c)(2)
Lazard Frères & Co. LLC 30 Rockefeller Plaza New York, NY 10112

February 9, 2020
Special Committee of the Board of Directors
Taubman Centers, Inc.
200 East Long Lake Road, Suite 300
Bloomfield Hills, MI 48304-2324
Dear Members of the Special Committee of the Board of Directors:
We understand that Taubman Centers, Inc., a Michigan corporation (“Company”), Simon Property Group, Inc, a Delaware corporation (“Buyer”), Simon Property Group, L.P., a Delaware limited partnership (“Simon OP”), Simon Merger Sub 1, a Delaware corporation and a direct wholly owned subsidiary of Simon OP (“Simon Merger Sub 1”), Simon Merger Sub 2, a Delaware corporation and a direct wholly owned subsidiary of Simon Merger Sub 1 (“Simon Merger Sub 2”), and The Taubman Realty Group Limited Partnership, a Delaware limited partnership (“Taubman OP”), propose to enter into an Agreement and Plan of Merger, dated as of February 9, 2020 (the “Agreement”). Pursuant to the Agreement, Company will be merged with and into Simon Merger Sub 1 (the “Transaction”) and (i) each outstanding share of the common stock, par value $0.01 per share, of Company (“Common Stock”), other than shares of Common Stock held by Company as treasury stock, by any direct or indirect wholly owned subsidiary of Company or by any of Buyer, Simon OP, Simon Merger Sub 1 and Simon Merger Sub 2 or by any direct or indirect wholly owned subsidiary of any of the foregoing, in each case, immediately prior to the Effective Time (such holders, together with the members of the Taubman Family collectively, “Excluded Holders”), will be converted into the right to receive $52.50 in cash (the “Consideration”) and (ii) each outstanding share of the series B preferred stock, par value $0.001 per share, of Company will be converted into the right to receive an amount of cash equal to the Consideration divided by 14,000 (the “Preferred Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement.
You have requested our opinion as of the date hereof as to the fairness, from a financial point of view, to holders of Common Stock (other than Excluded Holders) of the Consideration to be paid to such holders in the Transaction.
In connection with this opinion, we have:
(i)	Reviewed the financial terms and conditions of the Agreement;
(ii)	Reviewed certain publicly available historical business and financial information relating to Company;
(iii)	Reviewed various financial forecasts and other data provided to us by Company relating to the business of Company;
(iv)	Held discussions with members of the senior management of Company with respect to the business and prospects of Company;
(v)	Reviewed public information with respect to certain other companies in lines of business we believe to be generally relevant in evaluating the business of Company;

The Special Committee of the Board of Directors
Taubman Centers, Inc.
February 9, 2020

(vi)	Reviewed the financial terms of certain business combinations involving companies in lines of business we believe to be generally relevant in evaluating the business of Company;
(vii)	Reviewed historical stock prices and trading volumes of Common Stock; and
(viii)	Conducted such other financial studies, analyses and investigations as we deemed appropriate.
We have assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. We have not conducted any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of Company or concerning the solvency or fair value of Company, and we have not been furnished with any such valuation or appraisal. With respect to the financial forecasts utilized in our analyses, we have assumed, with the consent of Company, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of Company. We assume no responsibility for and express no view as to any such forecasts or the assumptions on which they are based.
Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. We do not express any opinion as to the price at which shares of Common Stock may trade at any time subsequent to the announcement of the Transaction. While Lazard notes that the Agreement contains a go-shop provision pursuant to which potential third parties will be contacted following the announcement of the Transaction, we were not in connection with this engagement directed to, and we did not, solicit indications of interest from third parties regarding a potential transaction with Company. In addition, our opinion does not address the relative merits of the Transaction as compared to any other transaction or business strategy in which Company might engage or the merits of the underlying decision by Company to engage in the Transaction.
In rendering our opinion, we have assumed, with the consent of Company, that the Transaction will be consummated on the terms described in the Agreement, without any waiver or modification of any material terms or conditions. We also have assumed, with the consent of Company, that obtaining the necessary governmental, regulatory or third party approvals and consents for the Transaction will not have an adverse effect on Company or the Transaction. We do not express any opinion as to any tax or other consequences that might result from the Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that Company obtained such advice as it deemed necessary from qualified professionals. We express no view or opinion as to any terms or other aspects (other than the Consideration to the extent expressly specified herein) of the Transaction, including, without limitation, the form or structure of the Transaction; the Preferred Consideration; the voting agreement to be entered into by certain holders of Common Stock, Preferred Stock and units in Taubman OP; the merger of Simon Merger Sub 2 and Taubman OP (including the option of holders of units of Taubman OP to elect to receive the Consideration or units of Silver OP); the conversion of the surviving entity of the Simon Merger Sub 2 and

The Special Committee of the Board of Directors
Taubman Centers, Inc.
February 9, 2020

Taubman OP merger, or any other agreements or arrangements entered into in connection with, or contemplated by, the Transaction. In addition, we express no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Transaction, or class of such persons, relative to the Consideration or otherwise.
Lazard Frères & Co. LLC (“Lazard”) is acting as financial advisor to the Special Committee of the Board of Directors of Company in connection with the Transaction and will receive a fee for such services, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the closing of the Transaction. In addition, in the ordinary course, Lazard and its affiliates and employees may trade securities of Company, Buyer and certain of their respective affiliates for their own accounts and for the accounts of their customers, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of Company, Buyer and certain of their respective affiliates. The issuance of this opinion was approved by the Opinion Committee of Lazard.
The opinion expressed herein is for the benefit of the Special Committee of the Board of Directors of Company (in its capacity as such) and Company's other independent directors (in their capacities as such) in connection with their evaluation of the Transaction. Our opinion is not intended to and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to the Transaction or any matter relating thereto.
Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be paid to holders of Common Stock (other than Excluded Holders) in the Transaction is fair, from a financial point of view, to such holders.
Very truly yours,
LAZARD FRERES & CO. LLC

By:	/s/ Matthew J. Lustig
Matthew J. Lustig Managing Director
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